SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

CHF Solutions, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

12542Q 102

(CUSIP Number)

October 12, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 12542Q 102

1	NAME OF REPORTING PERSONS Trend Discovery, LP S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 45-2466615
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 599,631
	6	SHARED VOTING POWER 632,249 (1)
	7	SOLE DISPOSITIVE POWER 599,631
	8	SHARED DISPOSITIVE POWER 632,249 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,249 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.05% (2)
12	TYPE OF REPORTING PERSON* PN

(1)	Represents (i) 599,631 shares of common stock held by Trend Discovery, LP (“Trend”) which Brad Hoagland is a managing member and (ii) 32,618 shares of common stock held by Brad Hoagland, individually.
(2)	Based on 12,516,338 shares of common stock outstanding on September 1, 2017 as reported by the Company in its definitive proxy statement (14A) filed with the Securities and Exchange Commission on September 8, 2017.

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Item 1(a).

Name of Issuer:

CHF Solutions, Inc., a Delaware corporation (“Issuer”).

Item 1(b).

Address of Issuer's Principal Executive Offices:

11377 West Olympic Boulevard

Los Angeles, California 90064

Item 2(a). Name of Person Filing.

The statement is filed by Brad Hoagland (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

Trend Discovery, LP

601 Cape Eleuthra Road

Bethany Beach, Delaware 19930

Item 2(c). Citizenship.

United States

Item 2(d). Title of Class of Securities.

Common Stock, $0.0001 par value.

Item 2(e). CUSIP Number.

12542Q 102

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 632,249

(b) Percent of class: 5.05% (Based on 12,516,338 shares of common stock outstanding on September 1, 2017 as reported by the Company in its definitive proxy statement (14A) filed with the Securities and Exchange Commission on September 8, 2017).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 32,618

(ii) Shared power to vote or to direct the vote: 632,249 (1)

(iii) Sole power to dispose or to direct the disposition of: 32,618

(iv) Shared power to dispose or to direct the disposition of: 632,249 (1)

(1) Represents (i) 32,618 shares of common stock held by Brad Hoagland, individually and (ii) 599,631 shares of common stock held by Trend Discovery, LP (“Trend”) which Brad Hoagland is a managing member.

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Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TREND DISCOVERY, LP

Date: October 12, 2017	By:	/s/ Brad Hoagland
Brad Hoagland Managing Member

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